SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number   000-13727

PAN AMERICAN SILVER CORP

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____  No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT (British Columbia)

and similar provisions of other applicable legislation

ITEM 1.

REPORTING ISSUER

Pan American Silver Corp. (the “Company”)

1500 - 625 Howe Street

Vancouver, British Columbia  V6E 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

February 17, 2004

ITEM 3.

PRESS RELEASE

A press release was issued by the Company on February 17, 2004 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announced its fourth quarter financial and operations results for the quarter ended December 31, 2003.  All amounts are expressed in U.S. dollars.  The Company reported a net loss of $4.8 million ($0.15 per share) for the fourth quarter of 2003 versus a fourth quarter loss of $14.0 million in 2002. The benefits from the surge in the price of silver and base metals seen late in the fourth quarter will begin to be realized by Pan American in the first quarter of 2004 because most of the Company’s production is in the form of concentrate, which is priced an average of three months after it is produced. In addition, operations in Peru held a build-up of concentrate at year-end due to the timing of shipments and the revenue from such shipments will be recognized in the first quarter. Consolidated revenue for the fourth quarter was $12.9 million.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

HIGHLIGHTS

  Silver production in the quarter up 6% to 2.12 million ounces (2.0 million in 2002). Full-year total was 8.64 million ounces, up 11% over 2002 - the ninth consecutive year of silver production growth.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

  Cash production costs decreased 3% to $4.01 per ounce and total production costs decreased 4% to $4.57 per ounce in the quarter. For 2003, cash costs declined slightly to $4.09 per ounce and total costs declined 6% to $4.62 per ounce.

  Net loss for the quarter declined to $4.8 million or $0.15 per share (2002 - net loss of $14.0 million), including non-cash charges of $2.9 million stemming from a change in accounting rules. Net loss for 2003 totalled $6.8 million or $0.20 per share (2002 - net loss of $34.0 million).

  Quiruvilca generating positive cash flow. Mine life has been extended indefinitely.

  Huaron expansion study underway and 12,000 m. drill program initiated.

  Feasibility studies initiated at San Vicente in Bolivia and Manantial Espejo in Argentina.

2004 FORECAST - HIGHER PRODUCTION AND LOWER COSTS

  Reserves and resources expected to increase upon completion of new reserve/ resource statement at the end of the first quarter.

  Production decision for Alamo Dorado project mid-year.

  Total production to rise 23% to 10.6 million ounces (50% to 13 million ounces including 2004 production from Morococha).

  Cash production cost to decline below $3.50/oz.

  Total production cost to decline to approximately $4.30/oz.

  Operating cash flow and earnings to increase significantly.

FINANCIAL RESULTS (Unaudited)

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) reported a net loss of $4.8 million ($0.15 per share) for the fourth quarter of 2003 versus a fourth quarter loss of $14.0 million in 2002. The benefits from the surge in the price of silver and base metals seen late in the fourth quarter will begin to be realized by Pan American in the first quarter of 2004 because most of the Company’s production is in the form of concentrate, which is priced an average of three months after it is produced. In addition, operations in Peru held a build-up of concentrate at year-end due to the timing of shipments and the revenue from such shipments will be recognized in the first quarter. Consolidated revenue for the fourth quarter was $12.9 million.

The loss for the quarter included several additional accounting charges. In December, Pan American elected to early adopt CICA 3870, Stock-Based Compensation and Other Stock-Based Payments, which resulted in an expense of $2.9 million. The Company also recognized a non-cash charge of $1 million for additional depreciation of the Huaron mine. Excluding these charges, the loss for the quarter was $0.9 million, a significant improvement over the fourth quarter of 2002.

Consolidated silver production for the fourth quarter totalled 2.1 million ounces, a 6% increase over the fourth quarter of 2002. The increase was due primarily to a full year of silver production from the stockpiles operation in Peru and the expansion of La Colorada. By-product production of zinc, lead and copper was lower than in the fourth quarter of 2002 due to lower throughput at Quiruvilca and slightly lower grade at Huaron.

Cash costs of $4.01/oz in the fourth quarter improved 3% over cash costs of $4.15/oz in the corresponding period of 2002, while total production costs declined by 4% to $4.57/oz. The improvement in cash cost is due primarily to the successful cost-reduction program at the Quiruvilca mine.

For the full year ended December 31, 2003 Pan American recorded a consolidated net loss of $6.8 million. The loss in 2002 was $34.0 million, due primarily to the write-down of the Quiruvilca mine. Consolidated revenue in 2003 was $45.1 million and $45.1 million in 2002.

Silver production in 2003 totalled 8.6 million ounces, an 11% increase over 2002.  Zinc production of 31,797 tonnes was 19% lower than in 2002, lead production was 9% lower and copper production was 10% higher. Cash costs for 2003 declined slightly to $4.09/oz while total production costs declined 6% to $4.62/oz.

Capital spending in 2003 increased from $10.9 million to $18.9 million reflecting the construction of the La Colorada mine and sustaining capital for Huaron, which is undergoing an expansion study.  Working capital at December 31, 2003 improved to $82.0 million from  $2.4 million at December 31, 2002, due primarily to the issuance of a convertible debenture in the third quarter.

OPERATIONS AND DEVELOPMENT HIGHLIGHTS

MEXICO

The La Colorada mine increased production to 320,902 ounces of silver in the fourth quarter, an increase of 63% over the fourth quarter of 2002, but below forecast levels due to slower-than-expected commissioning of the mine expansion project. La Colorada’s silver production in 2003 was 992,142 ounces. The mine is steadily increasing its output and is expected to reach its design capacity in mid-2004.  As of January 1, 2004, for accounting purposes the mine was determined to be in commercial production and therefore, cash and total production costs will now be expensed and will decrease as production levels rise. For 2004, cash and total costs are forecast to average $3.66/oz and $5.20/oz respectively.

Work has progressed steadily on the feasibility study at the Alamo Dorado silver project, acquired in early 2003 with the purchase of Corner Bay Silver. Permitting is underway and metallurgical testing is substantially complete. Preliminary indications suggest that a conventional mill circuit alone will yield a superior return on the project. Some additional testwork and drilling may be required to complete the feasibility, due in mid-2004. Predicted annual production remains at 6 million ounces at an average cash cost of less than $3.25 per equivalent ounce of silver.

PERU

The Quiruvilca mine achieved a significant transformation in 2003. Benefiting from the closure of the high-cost North Zone in August, the mine reduced cash costs from $5.51/oz to $4.11/oz and total costs from $6.24/oz to $4.32/oz while increasing production 7% to 618,133 ounces in the fourth quarter. The mine is now generating good cash flow and a long-term operating plan is currently being developed.

Production at the Huaron mine in the fourth quarter of 2003 decreased to 966,732 ounces of silver with a resulting increase in cash costs from $3.70/oz to $4.33/oz. Poor ground conditions in the Satelite zone continued to result in reduced tonnage and increased costs for ground support. Production levels are expected to return to normal in the second quarter as this zone is worked through and the 2004 silver production target remains at 4.4 million ounces. In 2003 the Company initiated a third-party evaluation of the potential to expand production at Huaron. As part of the feasibility study due in 2004, a $1 million exploration drilling program was initiated to convert known mineral resources into proven and probable reserves.

In October, Pan American bought back the 3% net smelter royalty on the Huaron mine for $2.5 million. Should an expansion to an annual production rate of 6 million ounces prove viable, the purchase of the royalty will save more than $1 million per year in operating costs over the life of the mine.

The Silver Stockpile Operation continued to generate excellent cash flow, producing 217,980 ounces of silver in the fourth quarter at a cash cost of just $2.28/oz, bringing the full year results to 790,803 ounces at a cash cost of $2.15/oz.

The agreement to acquire the Morococha silver mine in Peru was announced on February 9, 2004. Morococha is immediately accretive to production, cash flow and earnings. The operation’s cash production costs are expected to be $3.10/oz in 2004 and to average $2.50/oz over the life of the mine. Located just 80 km from Huaron, Morococha provides many administrative synergies with existing Peruvian operations as well as significant future exploration potential.

ARGENTINA

Feasibility work is progressing on the 50% owned Manantial Espejo silver-gold joint venture where geotechnical and environmental testing are underway to facilitate permitting. Initial scoping work indicates that at a rate of 1,500 tonnes per day, Manantial Espejo would produce 4 million ounces of silver and 70,000 ounces of gold annually. A successful program of infill drilling was completed in the fourth quarter and will be incorporated into a new resource estimate.

BOLIVIA

In November, Pan American Silver entered into an agreement with EMUSA, the Bolivian mining company that had been toll mining ore from the San Vicente project, giving EMUSA the right to earn a 49% interest in the project by financing the next $2.5 million in project expenses, including a feasibility study. Current drilling to convert resources into reserves is generating positive results, which will be incorporated into the feasibility.

SILVER MARKETS

Silver prices were volatile in 2003, ranging from a low of $4.35 per ounce to a high of $5.98 and ending the year at $5.92, a rise of 24% over 2002.  Industrial and investment demand for silver rose sharply in 2003, while jewellery and photographic demand declined modestly, resulting in an increased silver deficit estimated at about 85 million ounces (2002 - 67 million ounces). This deficit was mostly filled by producer hedging and sales of Chinese government stockpiles, though the latter occurred at much reduced levels relative to recent years. World mine production of silver declined for the second consecutive year. Silver prices continue to benefit from the increasing supply deficit and renewed investor interest and we are optimistic that our shareholders will be rewarded with continuing strength in silver prices during 2004.

ITEM 6.

RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

SENIOR OFFICER

For further information, please contact:

Name:

Brenda Radies

Office:

Vice President Corporate Relations

Telephone:

(604) 684-1175

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 18th day of February, 2004.

(signed) Brenda Radies___________ Vice President, Corporate Relations

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP

By:/s/ Ross Beaty

Ross Beaty, Chairman and CEO

Date: February 19, 2004